Exhibit 99.1

EXPLANATORY NOTE

Studio City Finance Limited’s Quarterly Report

for the Three and Nine Months Ended September 30, 2021

This quarterly report provides Studio City Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and nine months ended September 30, 2021, together with the related information.

Studio City Finance Limited

Report for the Third Quarter of 2021

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.9 million) revolving credit facility and a HK$1.0 million (approximately US$0.1 million) term loan facility, and which has been amended, restated and extended by the 2028 Studio City Senior Secured Credit Facility;

•

“2024 Notes” refers to the 7.25% senior notes due 2024 in an aggregate principal amount of US$600,000,000 issued by the Company on February 11, 2019 and as to which no amount remains outstanding following the redemption of all remaining outstanding amounts in February 2021;

•	“2024 Notes Tender Offer” refers to the conditional tender offer by the Company to purchase for cash any and all of the outstanding 2024 Notes, which commenced and settled in January 2021;

•	“2025 Notes” refers to the 6.00% senior notes due 2025 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•	“2028 Notes” refers to the 6.50% senior notes due 2028 in an aggregate principal amount of US$500,000,000 issued by the Company on July 15, 2020;

•

“2028 Studio City Senior Secured Credit Facility” refers to the facility agreement dated March 15, 2021 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the 2021 Studio City Senior Secured Credit Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.9 million) revolving credit facility and a HK$1.0 million (approximately US$0.1 million) term loan facility;

•

“2029 Notes” refers to the US$1,100,000,000 aggregate principal amount of 5.00% senior notes due 2029 we issued, of which US$750,000,000 in aggregate principal amount was issued on January 14, 2021 (the “First 2029 Notes”) and US$350,000,000 in aggregate principal amount was issued on May 20, 2021 (the “Additional 2029 Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the Nasdaq Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company” refers to our subsidiary, Studio City Company Limited, a British Virgin Islands company;

•

“Studio City Company Notes” refers to, collectively, the US$350.0 million aggregate principal amount of 5.875% senior secured notes due 2019 (“2019 Studio City Company Notes”) and the US$850.0 million aggregate principal amount of 7.250% senior secured notes due 2021 (“2021 Studio City Company Notes”), each issued by Studio City Company on November 30, 2016 and as to which no amount remains outstanding following the repayment in full upon maturity in November 2019 (in the case of the 2019 Studio City Company Notes) and the redemption of all remaining outstanding amounts in August 2020 (in the case of the 2021 Studio City Company Notes);

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company, as borrower, and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1,300 million) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2021.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7855 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on September 30, 2021 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7850 to US$1.00. On November 19, 2021, the noon buying rate was HK$7.7915 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.0191 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a world-class integrated resort located in Cotai, Macau and its principal operating activities are the provision of gaming related services and the hospitality business in Macau. In the third quarter of 2021, Studio City Casino had an average of approximately 291 gaming tables and 656 gaming machines in operation. The mass market focus of Studio City Casino is currently complemented with junket and premium direct VIP rolling chip operations, which include up to 45 tables authorized for VIP rolling chip operations. Studio City’s cinematically-themed integrated resort is designed to attract a wide range of customers by providing highly differentiated non-gaming attractions, including the world’s first figure-8 Ferris wheel, a deluxe night club and karaoke and a 5,000-seat live performance arena. Studio City features approximately 1,600 luxury hotel rooms, diverse food and beverage establishments and approximately 23,000 square meters of complementary retail space. Studio City was named Casino/Integrated Resort of the Year in 2016 by the International Gaming Awards.

Studio City is strategically located in Cotai, as one of the few dedicated Cotai hotel-casino resort stops on the Macau Light Rapid Transit Line, with an access bridge leading to Studio City.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2028 Studio City Senior Secured Credit Facility, the 2025 Notes, the 2028 Notes or the 2029 Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan for the remaining project, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of September 30, 2021, we have incurred approximately US$553.2 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs and construction costs. Based on our current plan for the remaining project, we currently expect a project budget of approximately US$1.25 billion to US$1.30 billion for the development of the remaining project (exclusive of any pre-opening costs and financing costs). Such development for the remaining project of Studio City may be funded through various sources, including cash on hand, operating free cash flow as well as debt and/or equity financing. Our ability to obtain any debt financing also depends on a number of factors beyond our control, including market conditions such as the higher prospect of a global recession and a contraction of liquidity in the global credit markets caused by the effect of the large-scale global COVID-19 pandemic and investors’ and lenders’ perceptions of, and demand for the debt financing for the remaining project of Studio City. There is no guarantee that we can secure the necessary additional capital investments, including any debt financing, required for the development of the remaining project of Studio City in a timely manner or at all.

Land concessions in Macau are issued by the Macau government and generally have terms of 25 years and are renewable for further consecutive periods of ten years. Land concessions further stipulate a period within which the development of the land must be completed. The land on which Studio City is located must be fully developed by December 27, 2022. While we currently expect to complete construction within this period, there is no guarantee that we will complete the development of the remaining land of Studio City by the deadline. Any extension of the development period of the remaining project for Studio City is subject to Macau government review and approval at its discretion. While the Macau government may grant extensions if we meet certain legal requirements, there can be no assurance that the Macau government will grant us any further extension of the development period or not exercise its rights to terminate the Studio City land concession. In the event that no further extension is granted or the Studio City land concession is terminated, we could lose all or substantially all of our investment in Studio City, including our interest in the land and building and may not be able to continue to operate Studio City as planned, which will materially and adversely affect our business and prospects, results of operations and financial condition.

Three Months Ended September 30, 2021 Compared to Three Months Ended September 30, 2020

Total operating revenues for the third quarter of 2021 were US$18.7 million, compared to total operating revenues of US$0.9 million in the third quarter of 2020. The change was due to the increase in revenues from the provision of gaming related services and higher non-gaming revenues as a result of a year-over-year increase in inbound tourism in the third quarter of 2021.

Net loss attributable to Studio City Finance Limited for the third quarter of 2021 was US$75.1 million, compared with net loss attributable to Studio City Finance Limited of US$120.8 million in the third quarter of 2020, primarily due to the increase in revenues from the provision of gaming related services and higher non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$85.0 million and US$23.4 million for the third quarters of 2021 and 2020, respectively.

Studio City’s rolling chip volume was US$472.4 million in the third quarter of 2021 versus US$148.8 million in the third quarter of 2020. The rolling chip win rate was 2.35% in the third quarter of 2021 versus 3.41% in the third quarter of 2020. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop increased to US$250.5 million in the third quarter of 2021, compared with US$49.7 million in the third quarter of 2020. The mass market table games hold percentage was 26.4% in the third quarter of 2021, compared to 31.5% in the third quarter of 2020.

Gaming machine handle for the third quarter of 2021 was US$271.5 million, compared with US$99.2 million in the third quarter of 2020. The gaming machine win rate was 2.9% in the third quarters of 2021, compared to 2.7% in the third quarter of 2020.

Revenues from the provision of gaming related services were negative US$8.6 million for the third quarter of 2021, compared with revenues from the provision of gaming related services of negative US$16.5 million for the third quarter of 2020. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the on-going operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues at Studio City for the third quarter of 2021 were US$27.3 million, compared with US$17.5 million for the third quarter of 2020.

Total net non-operating expenses for the third quarter of 2021 were US$20.3 million, which mainly included interest expenses, net of amounts capitalized, of US$23.6 million, foreign exchange gains of US$2.5 million and interest income of US$0.8 million, compared to total net non-operating expenses of US$48.7 million for the third quarter of 2020, which mainly included interest expenses, net of amounts capitalized, of US$30.1 million and loss on extinguishment of debt of US$18.5 million.

Depreciation and amortization costs of US$32.3 million were recorded in the third quarter of 2021, of which US$0.8 million was related to the amortization expense for the land use right.

Nine Months Ended September 30, 2021 Compared to Nine Months Ended September 30, 2020

For the nine months ended September 30, 2021, our total operating revenues were US$78.4 million, an increase of US$52.9 million from US$25.5 million of total operating revenues for the nine months ended September 30, 2020. The increase in total operating revenues was due to the increase in revenues from the provision of gaming related services and higher non-gaming revenues as a result of a year-over-year increase in inbound tourism in the nine months ended September 30, 2021.

Net loss attributable to Studio City Finance Limited for the nine months ended September 30, 2021 was US$235.4 million, compared with net loss attributable to Studio City Finance Limited of US$328.0 million for the nine months ended September 30, 2020, primarily due to the increase in revenues from the provision of gaming related services and higher non-gaming revenues, lower depreciation and amortization expenses, lower interest expenses, net of amounts capitalized, as well as lower operating costs as a result of our cost containment efforts, partially offset by a higher loss on the extinguishment of debt in the nine months ended September 30, 2021.

Liquidity and Capital Resources

We have relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of September 30, 2021, we held cash and cash equivalents of US$650.6 million and restricted cash of US$0.1 million. Further, the HK$233.0 million (equivalent to approximately US$29.9 million) revolving credit facility under the 2028 Studio City Senior Secured Credit Facility was available for future drawdown as of September 30, 2021, subject to certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020

	(In thousands of US$)
Net cash used in operating activities	$(58,093)	$(64,584)	$(119,694)	$(149,192)
Net cash provided by (used in) investing activities	168,304	(106,072)	(272,516)	(147,301)
Net cash (used in) provided by financing activities	(516)	125,949	471,953	125,949
Effect of exchange rate on cash, cash equivalents and restricted cash	(1,654)	31	(2,410)	1,637

Increase (decrease) in cash, cash equivalents and restricted cash	108,041	(44,676)	77,333	(168,907)
Cash, cash equivalents and restricted cash at beginning of period	542,679	200,886	573,387	325,117

Cash, cash equivalents and restricted at end of period	$650,720	$156,210	$650,720	$156,210

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash used in operating activities was US$58.1 million for the three months ended September 30, 2021, compared to net cash used in operating activities of US$64.6 million for the three months ended September 30, 2020. Net cash used in operating activities was US$119.7 million for the nine months ended September 30, 2021, compared to net cash used in operating activities of US$149.2 million for the nine months ended September 30, 2020. Both changes were primarily due to the improved performance of Studio City’s operations as described in the foregoing sections, partially offset by the increased working capital needed for operations.

Investing Activities

Net cash provided by investing activities was US$168.3 million for the three months ended September 30, 2021, compared to net cash used in investing activities of US$106.1 million for the three months ended September 30, 2020. The change was primarily due to the withdrawal of a bank deposit with an original maturity over three months.

Net cash provided by investing activities of US$168.3 million for the three months ended September 30, 2021 mainly included the withdrawal of a bank deposit with an original maturity over three months of US$278.7 million, partially offset by payments for acquisition of property and equipment of US$106.3 million and acquisition of intangible assets of US$3.9 million.

Net cash used in investing activities of US$106.1 million for the three months ended September 30, 2020 mainly included payments for acquisition of property and equipment of US$105.8 million.

Net cash used in investing activities was US$272.5 million for the nine months ended September 30, 2021, compared to net cash used in investing activities of US$147.3 million for the nine months ended September 30, 2020. The change was primarily due to an increase in payments for acquisition of property and equipment.

Net cash used in investing activities of US$272.5 million for the nine months ended September 30, 2021 included payments for acquisition of property and equipment of US$266.7 million, acquisition of intangible assets of US$3.9 million and funds to an affiliated company of US$3.7 million, partially offset by proceeds from the sale of property and equipment and other long-term assets of US$1.7 million.

Net cash used in investing activities of US$147.3 million for the nine months ended September 30, 2020 included payments for acquisition of property and equipment of US$140.5 million and funds to an affiliated company of US$9.4 million, partially offset by proceeds from the sale of property and equipment and other long-term assets of US$2.6 million.

Financing Activities

Net cash used in financing activities amounted to US$0.5 million for the three months ended September 30, 2021, which represented the payments of deferred financing costs of US$0.5 million.

Net cash provided by financing activities amounted to US$472.0 million for the nine months ended September 30, 2021, which represented the proceeds from the issuance of the First 2029 Notes in aggregate principal amount of US$750.0 million and the issuance of the Additional 2029 Notes of US$355.3 million, partially offset by the payment of the 2024 Notes Tender Offer of US$347.1 million in aggregate principal amount and the redemption of the remaining 2024 Notes of US$252.9 million in aggregate principal amount outstanding, as well as payments of deferred financing costs of US$33.3 million.

Net cash provided by financing activities amounted to US$125.9 million for the three and nine months ended September 30, 2020, which represented proceeds from the issuance of the 2025 Notes in aggregate principal amount of US$500.0 million and the 2028 Notes in aggregate principal amount of US$500.0 million, partially offset by the full redemption of the 2021 Studio City Company Notes in aggregate principal amount of US$850.0 million and the payment of deferred financing costs arisen from the refinancing of the 2021 Studio City Company Notes with the 2025 Notes and 2028 Notes of US$24.1 million.

Indebtedness

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of September 30, 2021:

As of September 30, 2021
(in thousands of US$)
2025 Notes	$500,000
2028 Notes	$500,000
2029 Notes	$1,100,000
2028 Studio City Senior Secured Credit Facility	$128

$2,100,128

There was no change in our gross indebtedness as of September 30, 2021 compared to June 30, 2021.

Recent Developments

COVID-19 outbreaks continue to have a material effect on our operations, financial position, and future prospects in the fourth quarter of 2021.

Our operations have been impacted by on-and-off travel restrictions and quarantine requirements as imposed by the governments of Macau, Hong Kong, and China in response to isolated cases. The appearance of COVID-19 cases in early August 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded), and strict travel restrictions and requirements being implemented to enter and exit Macau. Similarly in late September 2021, the identification of additional COVID-19 cases again led to a repeat of testing, closure, and travel restrictions, which led to reduced turnout for October Golden Week holiday. Since October 19, 2021, authorities have eased pandemic prevention measures such that travelers no longer require a 14-day quarantine on arrival in Zhuhai, and the validity of negative nucleic acid tests were extended from 24 hours to 48 hours or seven days. As a result, our visitation has been gradually recovering.

The construction of Studio Phase 2 is progressing on track for completion before December 27, 2022. This expansion will offer approximately 900 additional luxury hotel rooms and suites, an additional indoor/outdoor water park which is expected to be one of the largest in the world, a Cineplex, multiple fine-dining restaurants, and state-of-the-art MICE space.

The pace of recovery from COVID-19 will depend on future events, including duration of travel and visa restrictions, the pace of vaccination progress, development of new medicine for COVID-19, the impact of potentially higher unemployment rates, declines in income levels, and loss of personal wealth resulting from the COVID-19 outbreak affecting discretionary spending and travel, all of which remain highly uncertain.

Gaming is a highly regulated industry in Macau and the operation of the Studio City Casino is subject to various laws and regulations. These laws and regulations are complex and there are limited precedents on the interpretation and enforcement of these laws and regulations. Changes in laws and regulations, and the interpretation and enforcement of such laws and regulations, may result in increased risks for the operations of the Studio City Casino. For example, in November 2021, the Court of Final Appeal in Macau issued a final unappealable decision that a gaming operator is jointly liable with a gaming promoter for the refund of funds deposited with such gaming promoter at a casino and the Macau authorities arrested executives from a gaming promoter for alleged illegal overseas gaming related activities.

Studio City Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Nine Months Ended September 30, 2021

Studio City Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	September 30,	December 31,
	2021	2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$650,590	$573,243
Restricted cash	—	13
Accounts receivable, net	54	149
Receivables from affiliated companies	27,761	35,012
Inventories	8,144	9,305
Prepaid expenses and other current assets	46,826	11,472

Total current assets	733,375	629,194

Property and equipment, net	2,403,204	2,182,943
Intangible assets, net	3,132	4,005
Long-term prepayments, deposits and other assets	71,605	117,555
Restricted cash	130	131
Operating lease right-of-use assets	14,640	17,379
Land use right, net	113,131	116,109

Total assets	$3,339,217	$3,067,316

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$463	$206
Accrued expenses and other current liabilities	131,008	118,035
Income tax payable	12	33
Payables to affiliated companies	43,834	46,631

Total current liabilities	175,317	164,905

Long-term debt, net	2,086,978	1,584,660
Other long-term liabilities	26,980	11,778
Deferred tax liabilities, net	495	448
Operating lease liabilities, non-current	14,591	17,137

Total liabilities	2,304,361	1,778,928

Shareholder’s equity:
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	2,382,064	2,382,064
Accumulated other comprehensive (loss) income	(93)	15,800
Accumulated losses	(1,330,131)	(1,094,718)

Total Studio City Finance Limited shareholder’s equity	1,051,840	1,303,146
Noncontrolling interests	(16,984)	(14,758)

Total shareholder’s equity	1,034,856	1,288,388

Total liabilities and shareholder’s equity	$3,339,217	$3,067,316

Studio City Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Operating revenues:
Provision of gaming related services	$(8,562)	$(16,534)	$(5,522)	$(38,986)
Rooms	9,782	2,567	30,774	12,330
Food and beverage	6,346	4,596	20,421	15,613
Entertainment	1,383	134	2,356	1,025
Services fee	6,330	4,612	19,497	19,706
Mall	3,115	5,246	9,684	14,738
Retail and other	329	319	1,213	1,077

Total operating revenues	18,723	940	78,423	25,503

Operating costs and expenses:
Provision of gaming related services	(7,334)	(7,368)	(18,934)	(18,932)
Rooms	(3,217)	(2,134)	(9,328)	(8,473)
Food and beverage	(6,864)	(5,653)	(20,940)	(21,581)
Entertainment	(962)	(682)	(2,224)	(2,676)
Mall	(929)	(1,101)	(2,907)	(3,648)
Retail and other	(351)	(239)	(1,115)	(880)
General and administrative	(22,144)	(14,957)	(68,951)	(69,559)
Pre-opening costs	(6)	(77)	(739)	(133)
Amortization of land use right	(831)	(834)	(2,496)	(2,499)
Depreciation and amortization	(31,512)	(41,574)	(93,469)	(122,576)
Property charges and other	(346)	100	(4,129)	(4,101)

Total operating costs and expenses	(74,496)	(74,519)	(225,232)	(255,058)

Operating loss	(55,773)	(73,579)	(146,809)	(229,555)

Non-operating income (expenses):
Interest income	841	415	2,350	1,167
Interest expenses, net of amounts capitalized	(23,564)	(30,090)	(69,073)	(81,528)
Other financing costs	(106)	(106)	(314)	(315)
Foreign exchangen gains (losses), net	2,484	(264)	4,986	(4,079)
Other expenses	—	(174)	—	(174)
Loss on extinguishment of debt	—	(18,497)	(28,817)	(18,497)

Total non-operating expenses, net	(20,345)	(48,716)	(90,868)	(103,426)

Loss before income tax	(76,118)	(122,295)	(237,677)	(332,981)
Income tax credit (expense)	531	(36)	(29)	106

Net loss	(75,587)	(122,331)	(237,706)	(332,875)
Net loss attributable to noncontrolling interests	487	1,485	2,293	4,908

Net loss attributable to Studio City Finance Limited	$(75,100)	$(120,846)	$(235,413)	$(327,967)

Studio City Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net cash used in operating activities	$(58,093)	$(64,584)	$(119,694)	$(149,192)

Cash flows from investing activities:
Placement of bank deposits with original maturities over three months	—	—	(278,700)	—
Acquisition of property and equipment	(106,283)	(105,826)	(266,650)	(140,507)
Acquisition of intangible assets	(3,921)	—	(3,921)	—
Funds to an affiliated company	(501)	(244)	(3,672)	(9,415)
Proceeds from sale of property and equipment and other long-term assets	309	(2)	1,727	2,621
Withdrawals of bank deposits with original maturities over three months	278,700	—	278,700	—

Net cash provided by (used in) investing activities	168,304	(106,072)	(272,516)	(147,301)

Cash flows from financing activities:
Principal payments on long-term debt	—	(850,000)	(252,944)	(850,000)
Payments of deferred financing costs	(516)	(24,051)	(33,297)	(24,051)
Proceeds from long-term debt	—	1,000,000	758,194	1,000,000

Net cash (used in) provided by financing activities	(516)	125,949	471,953	125,949

Effect of exchange rate on cash, cash equivalents and restricted cash	(1,654)	31	(2,410)	1,637

Increase (decrease) in cash, cash equivalents and restricted cash	108,041	(44,676)	77,333	(168,907)
Cash, cash equivalents and restricted cash at beginning of period	542,679	200,886	573,387	325,117

Cash, cash equivalents and restricted cash at end of period	$650,720	$156,210	$650,720	$156,210

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(40,346)	$(33,024)	$(84,141)	$(81,867)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$—	$—	$(734)	$(735)
Change in operating lease right-of-use assets and lease liabilities arising from lease modification	$—	$—	$(2,575)	$3,213
Change in accrued expenses and other current liabilities and other long-term liabilities related to acquisition of property and equipment	$28,799	$10,564	$100,090	$43,092
Change in receivables from/payables to affiliated companies related to acquisition of property and equipment and other long-term assets	$1,498	$9,749	$6,090	$16,175

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

	September 30,	December 31,
	2021	2020
Cash and cash equivalents	$650,590	$573,243
Current portion of restricted cash	—	13
Non-current portion of restricted cash	130	131

Total cash, cash equivalents and restricted cash	$650,720	$573,387

F-4